

May 9, 2013

Via E-mail
Mr. Alex Waldemar Zornig
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re:**   **OI S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-15256**

Dear Mr. Zornig:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Note 1 – General Information

Corporate Reorganization of the Oi Group undertaken in February 2012, page F-17

1. We note your disclosure on page F-19 that describes how you accounted for your corporate reorganization. You state that "The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari's acquisition of Brasil Telecom (now Oi S.A.) will not be reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger)." Please amend your Form 20-F to include audited financial statements that reflect the carry-over basis of the highest level entity in the group prior to the corporate reorganization, consistent with the company's decision set forth in your letter dated January 25, 2012 to the Commission's Office of the Chief Accountant.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director